Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2025

BEIJING, September 26, 2025 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2025[1].

2025 First Half Highlights

•         Total net revenues were RMB200.6 million (US$28.0 million) in the first half of 2025, representing a 8.3% decrease from total net revenues of RMB218.8 million in the same period last year. Total net revenues included the net revenues from the hospital business of RMB153.0 million (US$21.4 million) and the net revenues from the network business of RMB47.6 million (US$6.6 million).

•         Gross loss was RMB4.3 million (US$0.6 million) in the first half of 2025, compared to the gross loss of RMB41.6 million in the first half of 2024. The gross loss margin was 2.1% for the first half of 2025, compared to 19.0% for the same period last year.

•         Net loss attributable to ordinary shareholders in the first half of 2025 was RMB27.1 million (US$3.8 million), compared to RMB172.3 million in the same period last year.

•         Basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2025 were both RMB0.21 (US$0.03), compared to RMB1.31 in the same period last year.

•         Adjusted EBITDA[2] was negative RMB62.2 million (US$8.7 million) in the first half of 2025, compared to negative RMB148.0 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “The precision of proton therapy helps prevent long-term damage to critical functional areas—including the brain, heart, and rectum—while allowing clinicians to safely escalate radiation doses to target sites to improve efficacy in refractory cancers. With minimal impact on surrounding normal tissues, patients benefit from fewer side effects and faster recovery, making proton therapy an optimal treatment option in cases where balancing efficacy and safety is critical.

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB7.1636 to US$1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025.

[2] Adjusted EBITDA is defined as net income/(loss) plus interest expenses, net, income tax expenses, depreciation and amortization and other adjustments. Other adjustments include foreign exchange loss, net, other income, net, gain on disposal of equity method investment, gain on disposal of subsidiaries, change in fair value of derivative liability, changes in fair value of short-term investments and gain on disposal of long-lived equipment.

As the first proton therapy center in South mainland China to commence clinical operations, Guangzhou Concord Cancer Hospital has developed specialized treatment protocols for a range of malignancies. In patients with nasopharyngeal carcinoma, aged between 10 and 71, we observed significant tumor regression, with elderly patients experiencing only mild mucosal reactions. For central nervous system tumors, the hospital achieved successful functional preservation even in extensive irradiation fields such as whole-brain and whole-spine treatments. In pediatric care, as of June 30, the Company treated its youngest proton therapy patient, a child of just over one year old. Through advanced radiotherapy techniques and careful anesthetic management, the hospital was able to provide effective protection and treatment.

These results highlight the clinical value of proton therapy in improving outcomes for challenging cancers while preserving function in critical organs. Looking forward, the Company will remain committed to advancing proton therapy, enhancing public understanding of precision radiotherapy, strengthening patient confidence, and expanding patient access to internationally advanced diagnostic and therapeutic technologies, innovative medications, and patient-centered care.”

2025 First Half Financial Results

Net Revenues

Hospital Business

Net revenues from the hospital business were RMB153.0 million (US$21.4 million) in the first half of 2025, representing a 11.1% increase from net revenues of RMB137.8 million in the first half of 2024, mainly because of the commencement of proton therapy operations at Guangzhou Concord Cancer Hospital.

Network Business

Net revenues from the network business were RMB47.6 million (US$6.6 million), representing a 41.3% decrease from net revenues of RMB81.0 million in the first half of 2024, mainly because (1) demand for medical equipment and software decreased under the current macroeconomic environment, leading to delayed overall business demand, and (2) operating lease revenue decreased since this is no longer the Company’s main business and expired contracts were not renewed.

Cost of Revenues

Hospital Business

Cost of revenues of the hospital business in the first half of 2025 was RMB157.2 million (US$21.9 million), representing a 9.6% decrease from cost of revenues of RMB174.0 million in the first half of 2024, mainly because (1) efficiency of human resources improved as the Company implemented a strategy focused on enhancing operational efficiency and reducing costs, (2) consumables cost, maintenance cost and lease cost decreased along with the development of the hospital business.

Network Business

Cost of revenues of the network business was RMB47.7million (US$6.7 million), representing a 44.8% decrease from RMB86.4 million in the first half of 2024, mainly because of the decrease in cost as a result of the decrease in revenue generated from sales and installation of medical equipment and software, and from management and technical support services.

Gross Loss and Gross Loss Margin

Gross loss from the operating business was RMB4.3million (US$0.6 million) in the first half of 2025, compared to RMB41.6 million in the same period last year. The gross loss margin for the first half of 2025 was 2.1%, compared to the gross loss margin of 19.0% for the same period last year. The improvement in gross loss margin of the operating business was mainly because of adjustments in the Company’s revenue structure, with the commencement of the proton therapy business bringing efficiency improvements, and the strategic focus on enhancing operational efficiency and reducing costs.

Operating Expenses

Selling expenses were RMB21.0 million (US$2.9 million) in the first half of 2025, compared to RMB25.0 million in the first half of 2024. Selling expenses as a percentage of net revenues was 10.5% in the first half of 2025, compared to 11.4% in the first half of 2024.

General and administrative expenses were RMB119.4 million (US$16.7 million) in the first half of 2025, of which employee benefit expenses were RMB51.0 million (US$7.1 million). In the same period of last year, general and administrative expenses were RMB131.2 million. The decrease was mainly attributable to the decrease in staff cost and listing expenses, and the strategic focus on enhancing operational efficiency and reducing costs. General and administrative expenses as a percentage of net revenues were 59.5% in the first half of 2025, compared to 59.9% in the first half of 2024.

Capital Expenditures

Comparing to RMB168.4 million in the first half of 2024, capital expenditures were RMB100.6 million (US$14.0 million) in the first half of 2025, mainly due to the decrease in deposit for equipment and construction fees for our hospital business.

Bank Loans and Other Borrowings

As of June 30, 2025, the Company had bank loans and other borrowings totaling RMB3.6 billion (US$508.4 million).

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. Concord Medical presents the non-GAAP measure of adjusted EBITDA, which is defined in this announcement as net loss plus interest expenses, net, income tax expenses, depreciation and amortization and other adjustments. Other adjustments include foreign exchange loss, net, other income, net, gain on disposal of equity method investment, gain on disposal of subsidiaries, change in fair value of derivative liability, changes in fair value of short-term investments and gain on disposal of long-lived equipment. Furthermore, adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets
(in thousands)

	December 31,
	2024	June 30, 2025
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	216,224	177,389	24,763
Short-term investment	134,621	-	-
Restricted cash, current portion	20,758	20,216	2,822
Accounts receivable, net	51,168	57,360	8,007
Prepayments and other current assets, net	527,760	756,672	105,627
Inventories	33,441	13,691	1,911
Total current assets	983,972	1,025,328	143,130

Non-current assets
Property, plant and equipment, net	3,704,325	3,684,147	514,287
Right-of-use assets, net	520,817	507,849	70,893
Goodwill	572,216	572,216	79,878
Intangible assets, net	292,142	273,976	38,246
Deposits for non-current assets	174,883	210,055	29,323
Long-term investments	472,166	457,016	63,797
Other non-current assets	5,867	2,878	402
Total non-current assets	5,742,416	5,708,137	796,826

Total assets	6,726,388	6,733,465	939,956

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	199,394	112,190	15,661
Accrued expenses and other liabilities	846,194	904,149	126,214
Income tax payable	1,623	16,416	2,292
Operating lease liabilities, current	45,448	47,061	6,569
Short-term bank and other borrowings	649,680	611,708	85,391
Long-term bank and other borrowings, current portion	383,016	762,772	106,479
Total current liabilities	2,125,355	2,454,296	342,606

Non-current liabilities
Long-term bank and other borrowings, non-current portion	2,693,693	2,267,655	316,554
Deferred tax liabilities	82,870	80,134	11,186
Operating lease liabilities, non-current	138,894	133,332	18,612
Other long-term liabilities	67,827	76,028	10,613
Total non-current liabilities	2,983,284	2,557,149	356,965
Total liabilities	5,108,639	5,011,445	699,571
EQUITY
Class A ordinary shares	68	68	10
Class B ordinary shares	37	37	5
Treasury stock	(7)	(7)	(1)
Additional paid-in capital	2,169,693	2,230,839	311,413
Accumulated other comprehensive loss	(77,349)	(70,404)	(9,828)
Accumulated deficit	(4,372,832)	(4,399,967)	(614,212)
Total Concord Medical Services Holdings Limited shareholders' deficit	(2,280,390)	(2,239,434)	(312,613)
Noncontrolling interests	3,898,139	3,961,454	552,998

Total equity	1,617,749	1,722,020	240,385

Total liabilities and equity	6,726,388	6,733,465	939,956

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except for number of shares and per share data)

	June 30, 2024	June 30, 2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Hospital	137,772	153,007	21,359
Network	81,038	47,608	6,646
Total net revenues	218,810	200,615	28,005
Cost of revenues:
Hospital	(173,963)	(157,192)	(21,943)
Network	(86,443)	(47,706)	(6,660)
Total cost of revenues	(260,406)	(204,898)	(28,603)

Gross loss	(41,596)	(4,283)	(598)

Operating expenses:
Selling expenses	(24,975)	(21,006)	(2,932)
General and administrative expenses	(131,173)	(119,361)	(16,662)

Operating loss	(197,744)	(144,650)	(20,192)
Interest expense	(68,668)	(87,660)	(12,237)
Foreign exchange loss, net	(30,269)	(1,906)	(266)
Interest income	5,990	4,574	639
Change in fair value of derivative liability	(108,777)	-	-
Income from equity method investments	6,070	7,477	1,044
Gain on disposal of subsidiaries	47,997	-	-
Other expenses, net	1,388	(894)	(125)
Gain on disposal of equity method investment	-	37,471	5,231
Changes in fair value of short-term investments	6,631	-	-

Loss before income tax	(337,382)	(185,588)	(25,906)
Income tax expenses	8,674	(19,784)	(2,762)
Net loss	(328,708)	(205,372)	(28,668)

Net loss attributable to noncontrolling interests	(156,450)	(178,237)	(24,881)
Net loss attributable to Concord Medical Services Holdings Limited	(172,258)	(27,135)	(3,787)

Loss per share for Class A and Class B ordinary shares
Basic	(1.31)	(0.21)	(0.03)
Diluted	(1.31)	(0.21)	(0.03)

Weighted average number of class A and class B ordinary shares outstanding:
Basic	131,053,858	131,053,858	131,053,858
Diluted	131,053,858	131,053,858	131,053,858
Other comprehensive loss, net of tax of nil
Foreign currency translation, net tax of nil	(6,273)	6,945	969
Total other comprehensive loss, net of tax	(6,273)	6,945	969
Comprehensive loss	(334,981)	(198,427)	(27,699)
Comprehensive loss attributable to noncontrolling interests	(156,450)	(178,237)	(24,881)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(178,531)	(20,190)	(2,818)

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2024	June 30, 2025
Net loss	(328,708)	(205,372)
Interest expenses, net	62,678	83,086
Income tax expenses	(8,674)	19,784
Depreciation and amortization	43,654	74,985
Other adjustments	83,030	(34,671)
Adjusted EBITDA	(148,020)	(62,188)
EBITDA margin	-68%	-31%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net loss plus interest expenses, net, income tax expenses, depreciation and amortization, and other adjustments. Other adjustments include foreign exchange loss, net, other income, net, gain on disposal of equity method investment, gain on disposal of subsidiaries, change in fair value of derivative liability, changes in fair value of short-term investments and gain on disposal of long-lived equipment.